EXHIBIT 99.4

Infosys Technologies

Q4 & Annual Results Conference Call

April 14, 2005

CORPORATE PARTICIPANTS

Nandan Nilekani

Infosys Technologies - President and CEO

Kris Gopalakrishnan

Infosys Technologies - COO

Mohandas Pai

Infosys Technologies - CFO

Basab Pradhan

Infosys Technologies - SVP

S.D. Shibulal

Infosys Technologies - Director

Hema Ravichandar

Infosys Technologies - SVP

James Lin

Infosys China - CEO

PRESS CONFERENCE PARTICIPANTS

Prateek Gupta

Citigroup

Ashwin

Citigroup

Shailesh

Nomura Asset Management

Mahesh Vaze

Bric Securities

Ashish

IL&FS InvestSmart

Pankaj Kapoor

ABN Amro

Supratim Basu

Deutsche Bank

Anantha Narayan

Morgan Stanley

Raj mohan

Private Investor

Moderator

Good afternoon ladies and gentlemen. I am Pratibha, the moderator for this conference. Welcome to the Infosys conference call. For the duration of the presentation, all participants’ lines will be in the listen-only mode. After the presentation, there would be a Q&A session for participants connected to the SingTel bridge, followed by question answer session for participants connected to the India bridge. I would now like to turn over the call to the Infosys Management. Thank you and over to Infosys.

Krishnan

Thank you Pratibha. Good afternoon and thank you all for joining us today to discuss the financial results for the fourth quarter and year ended March 31, 2005. I am Krishnan and I am a member of Investor Relations Team in Bangalore. Joining me today in this conference room in Bangalore, India, is CEO and President, Mr. Nandan Nilekani, COO, Kris Gopalakrishnan, and CFO, Mohandas Pai, and other members in the senior management. We will start with a brief statement on the performance of the company during the quarter and year ended March 31, 2005, the outlook for the first quarter ending June 30, 2005, and the full year ending March 31, 2006. After which, we will open up the discussion for question and answers. Before I hand over to Mr. Nilekani, I have a small but important task to perform in reminding you that anything we say that refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is with our filings with SEC, which may be found on www.sec.gov. I would now like to hand over to Mr. Nilekani, President and CEO of Infosys Technologies.

Nandan Nilekani

Thank you Krishnan and I am very sorry that we started a bit late. All of you have heard of the famous Bangalore traffic. Now it seems to have entered our campus also. And I was coming from some other building and I got caught in the internal traffic. Anyway, I just wanted to thank you all once again for being on this call.

This year, we have had a good year, we have had revenue growth in rupee terms of 46.9%, and we are also confident that the next year we will cross $2 billion in revenue. For the quarter, our income was Rs. 1,987 crores, which on a year-to-year basis was 47% growth. The net profit before one exceptional item was 513 crores, which was a year-to-year growth of 53.16%, but as you are aware, we got about Rs. 45 crores from the sale of our shares in Yantra to Sterling Commerce, and after the exceptional item, the net profit was Rs. 558 crores with a year-to-year growth of 67%, and the earnings per share before the exceptional item grew by 50.99%, which was Rs. 19, and after the exceptional item, the earning per share was Rs. 20.68, which was a year-to-year growth of 64.26%.

This quarter, we have added about 37 new clients. Our net addition of employees this quarter is 1,521 and for the year we have added 11,116 employees, and as of March 31, 2005, the total employees in Infosys and all its subsidiaries is 36,750.

We have given our guidance for the year. We expect income in the quarter ended June 30, 2005, to be about Rs. 2002 to 2020 crores. On a year-to-year basis, that’s a growth of about 32-33%, and we expect earning to be Rs. 19.30, which on a year-to-year growth is about 33%. But on a quarterly basis, we expect the first quarter to be flat. We are expecting the revenue growth to be 0.7 to 1.6%, but overall we expect the balance three quarters to pick up and we are confident that for the year our growth of 25-27% or thereabouts will happen. Now we have a couple of reasons for the flat growth in the first quarter. One is that, some of our clients, a handful of them, are having some organization changes at senior levels, and secondly, a lot of our clients, especially our large clients in the financial services area, are increasingly focusing on compliance issues related to stuff like Sarbanes-Oxley, Anti-Money Laundering Act, Patriots Act, and so forth, and therefore we believe this will impact their spending. Some of that impact was felt in the last quarter, which was single digit growth compared to the previous three quarters, and some of this we believe has spilt over into the first quarter of FY 06, which is why we expect the Q1 FY 06 growth to be flat. But otherwise, we don’t think this is a secular trend, we think the fundamental trends in our business are fully on board. We are seeing spending moving towards offshore. We are seeing Infosys brand getting stronger. So with all that we are very comfortable with our guidance for the quarter and especially for the year where we have said we will grow at 28-30% in dollar terms, and essentially hit revenue of between $2.038-2.07 billion. With this, I will stop at this point and I will request Kris to speak about some of the operational and other highlights, and then Mohan will talk on the financials, and then we will throw upon the floor for questions. Kris.

Kris Gopalakrishnan

Thanks Nandan. To add to what Nandan said about clients, we added 37 new clients in this quarter taking the total number of client additions in this year to 136, which was a good year in terms of client additions.

The Banking, Insurance and Financial Services segment of our business has declined slightly from 35.2% of revenues to 33.8% of revenues. We have seen a good growth in the telecom side from 18.1% to 19.4%, and we have seen actually improvement in some of the other verticals also. Europe has shown a growth this quarter from 22.1% to 23.3%, and rest of the world has picked up from 9.2 to 10.8%. Now we have been proactively investing in sales and marketing in Europe and rest of the world, and so that impact is being seen.

This year, we had net addition of 11,116 employees across the group companies and we are ending with 36,750 employees. We are projecting to add about 12,600 employees across the group companies in financial year 2006. We have already made 6,000 offers in the various campuses. We are actually investing in physical infrastructure in this year to create an additional capacity for 16,000 employees. So just to add to what Nandan said, we are confident about the projections and we are investing in the company to make sure that we are ready for this growth. Mohan.

Mohandas Pai

Thank you Kris. The margins in the fourth quarter have been stable. We have seen a small run up, but it is not the beginning of a trend. The run up has happened because of a change in some mix. Even for the year going forward, we estimate the margins to move in a narrow band. We have said that pricing has been stable, even though we have seen a small uptake in the fourth quarter, we estimate for the pricing for the next year would be stable. For the new business that has come in during this year, we have seen a pricing uptake of 4% on an average, but for this to have an impact on the entire base, it is going to take some time because if we look at the portfolio of customers that we have, the customers who come in at different years grow at different bases in different years, and that is going to make calculating the mix extremely difficult, but the good news is that pricing is stable.

For the current year, we are increasing salaries by about 14-15% for offshore and onsite for about 3%. It will impact the margins in the first quarter by may be about 1.8 to 1.9% of revenues and we hope to neutralize that by reducing SG&A by about 1% and reducing discretionary expenditure by about 0.6%. Attrition has been 9.7% LTM for this year as against 10.5%.

Our days of sale outstanding has gone up to 69 days as of 31st March, 2005 as against a normal average of 53 to 55 days, that’s because one large client did not pay us for sometime because of internal reorganization and we got a large cheque on April 5 and 6 and that cheque was equivalent of 12 days. So if you remove 12 days from 69 days, our DSO should be about 57 days, which is in a very normal range.

If you look at our guidance for next year under Indian GAAP, we have said that revenue would be between 8,890 crores to 9,029 crores. There is a differential in the growth rate between the US GAAP numbers of 28% to 30% and the Indian GAAP numbers of 24.7% to 26.6% and a large part of this gap is due to the exchange rates. For instance in fiscal 05, the average US dollar rate was about 44.87, and for this year, we have taken the closing rate as of 31st of March of 43.62 to remain constant for the whole year. So rupee has appreciated in the beginning of this year by 2.8% on an average compared to the entire last year, and this 2.8% has impacted the growth rates and is the major cause of difference between the US GAAP growth rates and the Indian GAAP growth rates. Going forward, we estimated a USD rate of 43.62. We have about $353 million of forward cover outstanding as of 31st of March 2005. We have marked to market our entire forward cover and we will take forward cover as and when required.

We estimate our tax rate in our guidance to be around 14%, slightly lower than the previous year, because we do not see any greater increase in tax liability. We have not factored in the FBT into tax calculation. We are encouraged by what the Finance Minister has said that legitimate business expense will not be taxed under FBT. The taxation of cost to company is very close to what is being paid, excluding item like superannuation fund for Infosys, we do not make any voucher payments for people or reimbursement. We pay people CTC and they get it in the form of a cheque, either monthly or quarterly if it is variable. Hopefully, we will see some more clarity on this issue as we go forward.

Like Kris said, we are ramping up. We are going to spend Rs. 950 crores to Rs. 1100 crores in this year as against Rs. 831 crores the previous year. So with this folks, I leave the floor open to you for your questions. Thank you very much.

Moderator

Thank you very much sir. At this moment, I would like to hand over the floor to Zaini at SingTel to conduct the Q&A session for participants connected there. After this, we will have the Q&A session for participants connected to the India bridge. Thank you and over to Zaini.

Zaini

Thank you Pratibha. We will now begin the Q&A session for participants connected to the SingTel bridge. Please press 01 to ask a question.

The first question comes from Mr. Gupta from CITI Group, Singapore. Go ahead sir.

Prateek Gupta

Hi. This is Prateek Gupta from CITI Group. Congratulations on the quarter. I was just wondering, if you could address the discrepancy between the quarterly growth rates and your full year guidance. You said, obviously in the March quarter, the growth has slowed down and you said that’s because of slow down and decision making on the part of your customers particularly in the financial services sector and also your guidance also implies that Q1 is going to be a bit flattish and going forward your guidance for the year is almost about 7% Q-on-Q growth for the next couple of quarters. I was just wondering when did you first see this slow down? Was it a March quarter event and as you say specific to any large customers and the implied guidance, at least for the next three quarters, you are expecting stronger growth. Is that because of pent up demand that you are expecting or is that on the basis of bookings that you already have?

Kris

On the Q1 growth rate, we had seen some of this in Q4 itself and so in Q4, we grew about 6% and we are guiding now for about 0.72-1.6%. As Nandan already said, we expect this to be temporary. It is also related to another two reasons. One is the Sarbanes-Oxley and other regulatory issues. Second is, some reorganization happening in some of our, a handful of our larger clients, and we expect this to be temporary, and we expect that, it picks up. So we have looked at, the visibility we have, we have looked at, how these accounts are projecting to grow based on our feedback from our interactions with them and that’s how we have come up with this number. Yes, the growth rate will pick up in Q2, Q3, Q4, and that’s the reason why we are saying we are confident about 28-30% growth in dollar terms for the year.

Prateek Gupta

Okay. If I can just ask a followup question. You said, you are seeing some internal restructuring at some of your clients. Is that likely to get over within this quarter, and also the press comment something about how you are transforming the way you manage your large customers, could you elaborate upon that please?

Nandan

See I think we usually can’t get into commenting on the internal reorganization of customer and how long it will take and all that. I think, we have looked at all those factors across the client base and what we have seen, we have factored in the guidance. I will ask Basab to answer on the transformation question.

Basab

On how we manage our larger relationships, there are two major thrusts and several other things that also we are doing, but the two major thrusts of our portfolio services over the last few years that have expanded quite a bit and we need to take an integrated suite of these services to bring value to our clients and we need to do better at that. Some of these services are fairly new and we need to get them integrated in front of our clients. That is one. The other thing is, how we manage our whole relationship management thing in our large accounts. We need to have multilevel relationships, the quality of relationship management etc. All those things are being looked at and we are making progress, it is early days, but we are happy with the progress we are making.

Prateek Gupta

Okay. Thank you, very much

Zaini

Next question from Ashwin from Citi Group, United States. Go ahead sir.

Ashwin

Thank you for taking my question. I just wanted to push a little bit further on what Prateek asked. Could you provide some details of Top 10 client base in terms of revenue growth, the uptake of new services at that base, as well as pricing within that base elective through the rest of the company?

Kris

You know we had growth in our relationships across the board. So, for example, our number of $5 million relationships have gone up from 65 to 71, $10 million relationships have gone up from 37 to 42, $50 million relationships has gone from 4 to 5, and we have today one client with whom we have a relationship of more than $80 million. So, we have seen actually a significant growth in our clients. Top 5 clients constitute 21.2% of revenues, Top 10 clients 33.8% of revenues. If you look at Q4 of 2004, these numbers are actually better than Q4 of 2004. So, all relations have become better and in each of these, as Basab already mentioned, we are bringing the various services of Infosys, providing an integrated approach and an integrated view of the relationship, and it is difficult for us to now be more specific than that on, the quality and things like that. In terms of the overall, for new clients we are seeing about 3 to 4% increase in the rates. It will take some time for that impact to be felt across. That’s why we are saying that in our model we want to keep the pricing flat and so we have said that pricing is flat in our model.

Ashwin

I guess the second part of my question was really, the uptake of new services at your large client and when Basab mentioned the integrated approach, does that have an impact on pricing?

Shibulal

We don’t have a breakup on the large clients, but if you look at our revenue mix over the last few years, you can clearly see that the penetration of our new services has been quite consistent. Today, we get about 35% of our revenue from services, which we added over the last four to five years. These include Infrastructure Management, System Integration, Independent Validation Service, Enterprise Solutions, and now Consulting. For example, this quarter the Consulting revenue for the company was 4.1%.

Ashwin

That is the Infosys Consulting?

Shibulal

It is not Infosys Consulting. It is the overall consulting revenue, which will include the consulting work which Infosys Consulting does, technology consulting which is done from Infosys itself, and certain other kind of consulting like quality consulting, so it is overall consulting revenue for Infosys.

Ashwin

Okay, thank you.

Moderator

Next question from Mr. Shailesh, Nomura Asset Singapore. Go ahead sir.

Shailesh

Hi. Congratulations for very good set of results. Firstly, I wanted to dwell a bit more on one of your services, that is package implementation. This appears to have grown pretty much in line with the group average, which is a very good growth rate, but looking at some of the major PI companies globally, there has been a marked slow down. So far you have not seen, what are your expectations for the next six months?

Shibulal

We continue to see growth and good prospects in the enterprise package solutions space, and not only that, what we have done is by adding Infosys Consulting, we have created an end-to-end service, which will start from consulting all the way to implementation and maintenance. For example, this quarter we had a very good win with one of our large customers, a $10 million plus win, which was led by Infosys Consulting where the downstream work will be done by the enterprise solutions group, and the other part of the puzzle is that, we have been able to extract better value in that deal throughout the service, the top and the bottom part of the service. So, we expect to see a good growth in that service going forward.

Shailesh

What is the reason for this disconnect. Is that you are getting market share there?

Nandan

Let me explain that disconnect. It is a fact that the sale of enterprise vendors with license fees is really not very good, its almost flat. But there is a fundamental change that is happening. One is that most companies in the world have by and large made investment either locked into SAP, Oracle or whatever. The challenge they are finding is getting the full value for the investment. Most of them have multiple instances, multiple versions, there is no integration, there is no common business rules, and so on and so forth. So, right now, rather than go and buy new software, they are spending their time and energy to figure out how to get more value from their existing software by reducing into a single instance, by simplification, by creating global templates of parameter and so forth, and that is a kind of work which we are doing extremely well, and therefore we are seeing growth even as the classical SIs as well as the enterprise license guys are facing some challenges.

Shailesh

Okay. In your modeling, the six new services which you mentioned just some time back about 35%, what would be the portion of this say in 06?

Kris

We have not broken out the services for the future. Currently, package implementation is 15.3% of our revenues. It is growing faster than rest of the business. For example, it has grown from 14.5% to 15.2% over last 12-month period and last quarter is 15.3%.

Shailesh

Okay. Pricing uptake of 4% on the new business, what proportion of the overall business is this new business, and what was the impact in terms of margin enhancement just because of this factor alone?

Mohandas Pai

Revenue from new clients this year is about 4.5%, and the impact of this 4% is not felt for a simple reason that we have a portfolio of clients who have come in at various years. We got clients in 97, 98, 99, 2000, 2001, etc. In the years in which they made a boom, we had a large number of technology clients who dropped off and subsequent years client came in at finer prices. Now every year, the client who came in at a particular year could grow to become a larger part of the entire basket. So the impact on the entire margin depends upon which particular basket is growing at what pace. For example, the clients who came in last year grew very rapidly in this year. The clients who came in earlier year grew higher the percent of revenue than the clients who came in subsequently. So it is difficult to fathom out how the balance is going to be, but the good news is that we estimate our pricing to be stable and like we said earlier, stable with an upward bias. The upward bias is coming in because new clients are coming in at higher rates and we see in the market place that clients who join now are willing to pay higher rates then the clients who jointed in earlier years.

Shailesh

Also perhaps some of your older clients, you would have gotten in in terms of longer term pricing agreements, could you provide some generality as to when these pricing contracts are getting over, as to what proportion of your business would be contracted on new rates?

Mohandas Pai

There is no straight forward linear equation to solve this issue because of the fact that many of the clients grow to different levels and some of the agreements we have differential pricing based upon different levels of revenue, and typically we have found that clients who have been with us for some time have given us an uptake in prices if they have not given the uptake in price over the last three or four years. In some of the agreement we have pricing increases, but the relationship precludes anybody from going into the pricing that increases unless the client is inclined to do so and the market also appears to be much more hotter than it is. There is a balance in the market place in terms of the ability of service providers to provide services. There is keen competition. So, even though some agreements provide for an uptake in prices, sometimes it is possible, sometime it is not possible, but there is no trend to say that all agreements come up for pricing renegotiations are come to an end on a particular date or a particular month. These kinds of trend are not possible because we have signed contract at different points of time and they start working, and they come for renegotiation at different points of time. Some of the contracts have a fixed price period of three years, some have annual clauses, but it is difficult to make an estimate.

Shailesh

Understood. Finally, if you could just provide an update on your staffing levels in your China practice?

Hema Ravichander

For ITL, we closed out the year at 32,178 employees. On a consolidated basis, it is 36,750. Gross addition for ITL is 1547, gross addition consolidated is 2506. We closed out attrition at 9.7% ITL as against last year’s 10.5%.

Shailesh

Thanks Hema, again just for China operations? Your staffing levels in China operations.

James Lin

China staffing levels right now is up to 122 and this coming year we are running to a 1000.

Shailesh

1000 by year-end.

James Lin

Yeah.

Shailesh

Thanks.

Kris

I just want to add, we estimate to add 12,600 employees in fiscal 2006. We’ve already made 6000 offers in the various engineering colleges for this coming year.

Shailesh

Thank you.

Zaini

I will now hand over the whole conference to Pratibha. Ms. Pratibha go ahead please.

Moderator

Thank you very much Zaini. We will now begin the Q&A interactive session for participants connected to WebEx India. Participants who wish to ask the questions, please press star one on your touchtone enable telephone keypad. On pressing star one, participants will get a chance to present their questions on a first in line basis. Participants are requested to kindly restrict to one question in the initial round of Q&A session. To ask a question, please press star one now.

First in line, we have Mr. Mahesh Vaze from Bric Securities.

Mahesh

Yeah hi. I just wanted to understand, you have been discussing that Sox compliance has slowed down the business ramp up of financial services customers, but as I understand it’s quite a wide ranging issue. So why just the financial service guys are suffering?

Nandan

Well, for the financial guys is not just Sox. They have to meet conditions under the AML the Anti-Money Laundering Act, they have to meet conditions in the Patriots Act. So, I think our point was that the financial guys have much more compliance issues than most companies.

Mahesh

Would at some point in time lead to a lot more demand for IT services because more compliances meaning you will have to modify your systems to comply with these new laws?

Nandan

No we expect work there. In fact just this morning I got an email about major Anti-Money Laundering work we are doing for somebody. So I think you are going to see that, and we are already doing SOX work for some clients. But the temporary phenomenon that we are referring to is that a general preoccupation with compliance, is slowing down major projects that we can take up, and we think it is temporary phenomenon and that by Q2 things will hopefully come back to normal, which is why we are predicting better growth in the Q2 onwards, and certainly doing work in Sox, doing work in AML is all part of our expectation.

Mahesh

One small thing, have there been any request for rate cuts from any of your Top 10 or 20 clients in last three months, any request, but I am not talking about giving rate cut, but request?

Nandan

I think the only thing that is left for us is to share our account plan by account with you guys, because I do not really think we need to give a go at that level of detail.

Mahesh

I am just asking in general has there been any request. I am not asking you which client.

Nandan

No, we really can’t provide that.

Mahesh

Okay. Thank you.

Moderator

Thank you very much sir. Participants are requested to restrict to one question in the initial round. Next in line, we have Mr. Ashish from IL&FS InvestSmart.

Ashish

Hello.

Kris

Yeah, go ahead.

Ashish

Yeah, my question is regarding the billing rates. What were the billing rates this quarter?

Mohandas Pai

Just give us a minute. We will just show the billing rate this quarter. We have had a small uptake in onsite rate this quarter. In Q4, we had an onsite of about 10,972 up by 1.3% sequentially and offshore is 4,571 up by 0.9%. For the whole year, we had a onsite increase of 0.2% and offshore of 1.3%. Overall in a blended basis because offshore increased, on the blended basis it is down by 1%. In 04, we had a decline in onsite rates in fiscal year ‘04 of 2.9% and offshore of 2.6. If we look at what happened in 04 and compare with what happened in 05, you see stability in pricing and thus stability continues though with an upward bias like we said primarily because new clients are coming in at higher rates.

Ashish

Okay. And other thing, out of 12,600 employees you plan to add next year, how much will be added in the IT services business?

Kris

Progeon is about 3,000 and balance is in Infosys Technologies or on the service side.

Ashish

Okay thanks.

Moderator

Thank you very much sir. Next question comes from Mr. Pankaj Kapoor of ABN AMRO.

Pankaj Kapoor

Yeah hi. My question relates to what differences you see in the demand both in terms of quantum as well as the profile of demand, today versus a year back?

Basab

We see a fairly robust demand for offshoring our global services. There is no abating in that. It is as good as last year if not better. Our position in the market has improved. The maturity of our newer services is better which gives us the better chance at expanding, the range of services that we offer to our clients is benefiting from that. So, IT spends in the market continue to hold firm. We don’t see a growth rate in dollars as much as a growth rate in volume, which means that the offshore services are becoming a significant part of the global IT Industry and are able to increase the efforts that is going into IT services even though the dollar value is holding firm.

Pankaj Kapoor

Okay are we seeing some kind of less resistance from client or less focus of the client on the pricing part since you will be now working very closely on much other services areas and things like that. So is pricing becoming a lesser of an issue as compared to last year?

Basab

The story there is mixed as our portfolio services offered increases, whatever we sell which is value based, we don’t see that much resistance to pricing there. So if there is enough headroom between what our average bill rates are and what other consulting firms we are benefitting from that. However, in the core offshore services of development and maintenance, there continues to be a lot of competition, and we respond to that competition through pricing and balancing our needs for volume growth. So I guess it is a mixed story, but the good news is that we are able to make a mark in the higher value services, and that part of our portfolio is actually working and showing very positive leading indicators.

Pankaj Kapoor

And just one last question on the next year recruitment plans. What will be the mix that you are looking at in terms of laterals and freshers, and how it is different from the current year, that is from FY05?

Shibulal

Our traditional mix is 70:30, 70% freshers from college and 30% laterals. We are not planning to change the mix next year.

Pankaj Kapoor

Fine. Thanks a lot.

Moderator

Thank you very much sir. Coming up next is a question from Mr. Supratim Basu of Deutsche Bank. Hello Mr. Basu?

Supratim Basu

Hi, can you hear me now?

Moderator

Yes sir, please go ahead.

Supratim Basu

I had a quick question on the Sarbanes-Oxley Act and why this is affecting the financial services business. Could you just give us a bit more detail in terms of why this is an issue today as opposed to say two quarters back and why you think that this goes away after a quarter?

Kris

Q4 the growth was 6%, so it has actually declined from the previous quarter. The issue is the pace at which decisions are made on new initiatives and new projects while the senior executives are figuring out the implications, what they need to do, etc. The requirement to comply etc, is being rolled out as we speak, right? So that’s the reason why it is making its impact felt right now.

Supratim Basu

So essentially what you’re saying is that once we are through this June deadline, things get back to an even field.

Kris

Yeah, so that is what we have said. Q2, Q3, Q4 should be better and we are comfortable about the guidance for the year.

Nandan

Yeah. I think also Supratim, what’s happening is that we have a large number of clients who are right now at a more mid-size clients, may be in the $5-20 million kind of range, and we believe that they also have a lot of opportunity for growth. We are focusing and investing in those clients, and we think they will also deliver growth. So I think the combination of some of the compliance, pressure easing, as well as the fact that we think that the organizational things happening with the clients will stabilize, as well as the growth from these mid-size clients, all this we think will start picking in by Q2, which is why we are confident about the guidance we have given for the year.

Supratim Basu

Right, understood. Basab you are confident about that account-by-account plan actually sounds very good, anytime you are willing to share that, we’ll be all ears. Having said that, I was just curious about this client comment that you have made in the morning that one of your top 10 clients are going through a major recast.

A)	Given that you are not identifying the client,

B)	You are not identifying what percentage of revenues this client contributes, and

C)	You are not commenting on when you expect the reorganization to be over.

What is really the relevance of this data point from our perspective?

Nandan

No I think, we may not go into individual account plans but let me explain some conceptually. See one of the things that we are trying to do with our accounts, Supratim, is that we are tying to build what we call as multilevel client relationships. What that means is that we need to have relationship with the people at the director level, at the VP level, and the board level and so forth, and obviously part of the reason for doing that is to de-risk dependence on one individual. At the same time, what happens is that if a key individual leaves or there is a reorg and the boss changes, there is a period when there is a certain amount of uncertainty and so on, and that’s whether we like it or not, no matter how many multilevel relationships you do, those things do have an impact in the day-to-day basis, and at the end of the day really we are dealing with 90 day segment here called quarters. I don’t know whether we should go into too much of which accounts because also it’s a confidentiality issue for our client. But I think, any organization normally even they do something like this, they quickly put new management in place, so things go back to order very quickly. So we are confident that whatever are those handful of customers where there have been something and it so happened that also I guess in a sense by coincidence they all happen around the same time. We believe that they’ll all stabilize by June and then we will be back to business with usual in those clients.

Supratim Basu

Sure I get that one. My question was a bit different, which is that, why give out the data point about the Top 10 clients being in a reorganization or a recast, if you are not willing to quantify the impact?

Nandan

Why did we say that and we should not going to quantify them?

Supratim Basu

Correct.

Nandan

No first of all, we have not said that this is happening in all of our Top 10, not at all. It is happening in two or three. But more importantly, the reason we are saying that is because we want to be clear about the two or three reasons why we are having a flat quarter and we thought that this will help to throw color on that, at the same time, as you will appreciate, even the individual customer confidentiality we can’t go into details beyond that.

Supratim Basu

Sure. Okay. A final question on the head count and revenue growth expectation. You were talking about 28-30% revenue growth forecast for this year and you’ve got employees going up by about 12,600 people, that’s about 34% growth. Now you have also said that pricing is going to be flat and assuming that utilization is flat as well, there is some level of disconnect between these two numbers. I mean, is that a mix issue or is it something else?

Kris

See 12,600 is for the group, that’s a gross number for the group. Second, currently our utilization is about 76% excluding trainees and 73% including trainees. So we have factored all these in giving out this 12,600.

Supratim Basu

Okay. Thank you.

Mohandas Pai

Supratim, the disconnect could extend differently because you are looking at a 12 month period whereas the planning horizon is slightly larger. For example, we’re going to add 20,000 seats. We are not going to add 20,000 employees this year.

Supratim Basu

No sure, sure.

Mohandas Pai

So these are all data points we’ve seen consistently over a period of time.

Supratim Basu

No, I appreciate. I was just looking at it more from a point of year-end revenue growth target in dollar terms of 30% with employee growth target of 34%, pricing assumed to be flat, and I assume utilization will be flat as well, hence the disconnect, but I understand. Okay. Thank you guys then. Good luck gentlemen.

Moderator

Thank you very much sir. Next in line, we have Mr. Anantha Narayan from JM Morgan Stanley.

Anantha Narayan

Good afternoon everyone. Mohan I had one question on the provisions that you make for post sale support and warrantees. In the last few quarters, we have seen some provisions being made in one quarter, some write backs in the next. Could you just tell us a bit on the guidelines that you use to either make these provisions or write them back?

Mohandas Pai

As you know we are followers of the Sarbanes-Oxley internal control mechanism. The mechanism calls for managers who deliver revenue to certify as in the end of the quarter date that the valuation they have exercised in valuing the outstanding work is in tune with whatever they see at that point of time and if there are any issues regarding quality or ability to deliver or whatever, they factor that in. So every quarter they come out and every month in fact they come out to say that look this account there could be overrun here, there could be a quality issue here, etc., they give us a schedule, and based upon that we try to evaluate the potential and make a provision for that. It is quite possible that the provision that you make in one quarter could be reversed in the subsequent quarter when the problem gets solved, because you are handling 3500-4000 projects, and in the vast vast area across multiple levels of technology. So the certifications enhance the awareness about quality and the need for provisioning among a huge lot of people and that’s why you see that this lumpiness come in. It also comes based upon whatever people see at that point of time. We cannot say there is a trend. Shibu has gone on record in the morning to say that the defects in the last year have been less than the previous year. I think he will talk about that too now. Just one minute.

Shibulal

Yeah actually as Mohan said we have thousands of projects running during the year, and if you look at our ability to scale in the projects, we have proved that this year, we have scaled 40-50% in number of projects while keeping the productivity up and the quality levels up. The number of critical complaints which we had this year was less than, we have seen a continued reduction in the number of critical complaints from customers. So we believe that we will continue to scale and we have the ability to scale at the same rate.

Anantha Narayan

One final clarification, how much of subjectiveness is there in determining the amount to be provided for, who are the various parties who are involved in deciding that amount?

Mohandas Pai

Well let me give some color, to use Nandan’s language. Well obviously the people who deliver the projects, there are managers they report to, then the senior person in charge of the particular IBU, then the quality department steps in, so we have a chain of command, and the chain of command have to come to evaluation and they have to make a determination, and the determination is factored in. So, there is a process. We are very process-led and we have built in this process to make sure that adequate care is taken care in this provisioning, and the provisioning comes independently from various sources. There is no couple of people who sit down at the quarter end and say what is the provision to be made, because the provision comes bottoms up, it is the bottoms up process throughout the enterprise.

Anantha Narayan

Thanks Mohan.

Moderator

Thank you very much sir. Participants are requested to kindly stick to one question in the initial round. Next in line, we have a question from Mr. Raj Mohan, a private investor.

Raj Mohan

Yeah, good afternoon, and congratulations to management on a wonderful performance. You did mention about client reorganization and compliance factors were impacting the numbers, and this started since last quarter. You have guided much lower growth rates for the first quarter as compared to the last quarter and these factors were already in place. Does it mean that chunk of the impact would be in the first quarter of next year?

Mohandas Pai

Well you see, you must understand the process how we work. Projects start, people write the specs, come back and go, and if you look at the curve, the work at the beginning of the project is smaller than the work in the middle, and work in the end is smaller than what is in the middle. So there is a hump. So, when you talk about something that’s happened about Sarbanes-Oxley or something like that, the impact of that is felt subsequently. The impact of that is not felt immediately because what you see in a quarter is the work that you taken up may be couple of quarters ago. So, there is a long tail. So when the head starts, the head has to expand to get into the tail and that takes some time. So there is a short gap. That’s what we’ve said that the next quarter will be flat.

Raj Mohan

Okay. So does it mean that the impact in the first quarter will be much more than the impact in the previous quarter?

Mohandas Pai

Well, I explained to you how the process works because projects are over two quarters or three quarters, so the impact of what happens today will be felt may be two quarters from now, and what you are seeing now is essentially the fact that in the last quarter the amount of projects that came slowed down and you are seeing the impact this quarter, and we are waiting for a ramp up subsequently.

Raj Mohan

Okay. Thank you.

Moderator

Thank you very much sir. At this moment, I would like to hand over the floor back to Infosys management for final remarks.

Nandan

Well. Thank you once again. We are really grateful that all of you have taken time today to come to our call. We have tried to answer the questions to the best of our ability. The entire transcript of this call will be on our web site. All our press releases, all our ratios are all on our web site, so please feel free to download and take any information, and as usual we are very happy to be of service to making you analyze the company better. Thank you very much. Bye-bye.

Moderator

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